UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Euroseas, Ltd.
(Name of Issuer)

Common Shares, $0.03 par value
(Title of Class of Securities)

Y23592309
(CUSIP Number)

Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2018[1]
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (Continued on the following pages)

Page 1 of 4 Pages

_______________________________________
1 See explanatory note.

SCHEDULE 13D

CUSIP No. Y23592309	Page 2 of 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tennenbaum Capital Partners, LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
4,300,587 shares (2)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
4,300,587 shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,300,587 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1)
Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC (collectively, the “Funds”), which are the registered holders of the Common Shares and Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of Euroseas, Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Funds currently hold (a) 900,000 Common Shares of Euroseas, Ltd. and (b) Series B Preferred Shares that are convertible into 3,400,587 Common Shares of Euroseas, Ltd.

(2)	See Explanatory Note.

(3)
Based on (a) 11,274,126 Common Shares of Euroseas, Ltd. outstanding as of May 18, 2018 as reported by Euroseas, Ltd. in its Report on Form 6-K filed with the Securities and Exchange Commission on May 30, 2018 and (b) 3,400,587 Common Shares of Euroseas, Ltd. issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. Y23592309	Page 3 of 4

EXPLANATORY NOTE

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed on behalf of Tennenbaum Capital Partners, LLC (“TCP” or the “Reporting Person”) as an amendment to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 20, 2014, Amendment No. 2 to Schedule 13D filed with the Commission on January 14, 2016, Amendment No. 3 to Schedule 13D filed with the Commission on March 8, 2016, Amendment No. 4 to Schedule 13D filed with the Commission on December 19, 2016, Amendment No. 5 to Schedule 13D filed with the Commission on June 12, 2017, Amendment No. 6 to Schedule 13D filed with the Commission on June 11, 2018, and Amendment No. 7 to Schedule 13D filed with the Commission on August 3, 2018 (as amended, the “Schedule 13D”), relating to Common Shares of Euroseas, Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

The Amendment No. 7 to Schedule 13D filed by TCP with the Commission on August 3, 2018 (“Amendment No. 7”) inadvertently used a Series B Preferred Share conversion price of $12.25 per share, which was the conversion price outlined in the Issuer’s Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares (the “Initial Conversion Price”), as filed with the Commission as Exhibit 99.1 on Form 6-K/A on March 4, 2016.  However, at the time of the filing of Amendment No. 7, as a result of adjustments to such Initial Conversion Price, the actual Series B Preferred Share conversion price was $4.58.  Had the correct conversion price of $4.58 per share been used, the Reporting Person would have reported on Amendment No. 7 beneficial ownership of an aggregate of 4,300,587 shares of Common Stock (consisting of 900,000 shares of the Issuer’s Common Stock, together with Series B Preferred Shares that were then convertible, at a conversion price of $4.58 per share, into 3,400,587 shares of Common Stock), and beneficial ownership of 29.3% of the Issuer’s Common Stock, as computed in accordance with Rule 13d-3(d)(1).  This Amendment No. 8 to Schedule 13D is being filed solely to update Amendment No. 7 to reflect the correct conversion price at the time of the filing of Amendment No. 7.

As described in Amendment No. 7, all future amendments to Schedule 13D relating to the beneficial ownership by BlackRock, Inc. (which acquired indirect control of TCP on August 1, 2018) or the Reporting Person of the Common Shares held by the Funds are being made as amendments to the Statement on Schedule 13D filed by BlackRock, Inc. on August 3, 2018.  Consistent with that intent, BlackRock, Inc. filed Amendment No. 1 to its Statement on Schedule 13D, on the date of this filing.

CUSIP No. Y23592309	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2019
TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

By:	/s/ Elizabeth Greenwood
	Name:	Elizabeth Greenwood
	Title:	Managing Director